Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE November 23, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Progress Report on the San Carlos Project, Mexico

The San Carlos Project is located in northeast Mexico and has been optioned to Hawkeye Gold and Diamond Inc. (Hawkeye) on terms whereby Hawkeye can earn a total of 60% of the San Carlos project by issuing a total of 800,000 shares to Almaden and incurring exploration expenditures of US$4 Million over seven years. Hawkeye is committed to spending US$350,000 in the first year. Hawkeye has commenced a large field program of soil sampling, geologic mapping and rock sampling and induced polarization and magnetics geophysics. Hawkeye has informed Almaden that it has received initial results from this program. An excerpt from Hawkeye’s November 22 news release follows:

HAWKEYE is pleased to announce results for rock samples taken from its San Carlos property situated near the town of San Carlos in the State of Tamaulipas, Mexico.

The Company’s work program announced September 23, 2004 is designed to evaluate the potential for Carbonate Replacement Deposit (CRD) style mineralization around the 9 km periphery of a Tertiary intrusion emplaced into a thick section of Cretaceous carbonates (see previous press release-10/14/04, www.hawkeyegold.com).

CRD’s account for a significant portion of mineral wealth within the Republic of Mexico including deposits whose production and reserves reportedly total in excess of 400 Mt of silver-lead-zinc ore with appreciable copper and gold credits.  The deposits are clustered along the Mexican fold and thrust belt within a 1600 by 450 km wide corridor extending through the east and central portions of the country.  The two closest major mining districts to the San Carlos property are the Conception del Oro and the Charcas Districts situated roughly 350 km west and southwest respectively. These districts have reported production exceeding 75 Mt. The average production grade at Conception del Oro is reported to be 12.8% zinc, 5.8% lead and 275 g/t silver in 40 plus Mt.

Recently completed mapping and prospecting focused on a 2.5 by 1.5 km area within a densely vegetated part of the San Carlos property. It discovered fracture controlled and stratabound skarn mineralization over a 1500 by 700m area within moderately to highly indurated limestone. Specimens and chip samples collected within this area and yielding significant results are tabulated below.

Sample Description	Type	SAMPLE	Au	Ag	Cu	Pb	Zn	Zn
		#	g/t	g/t	ppm	ppm	ppm	%

Silicified Limestone	specimen	N114533					2030
Smithsonite	15 cm chip	N114534		7	2410	4720		37.5
Indurated Limestone – oxide fractures	specimen	N114535					8770
Silicified Limestone	specimen	N114543	0.61	13.5		5130		1.29
Quartz Vein (3cm)	specimen	N114544	4.27	19.9
Garnet-magnetite skarn	50 cm chip	N114545	2.22	9.9	2000
Siderite Vein	specimen	M058190	0.85	4.3		5270	7010
Siderite Vein	25 cm chip	M058194	0.587	2.3			7430

The smithsonite veining and associated silicification were recognized within a small cluster of historical surface workings in the west-central portion of the prospected area near the limestone/intrusive contact.  The vein is 2 to 3 m wide and was traced for 10 m before it was obscured by dense vegetation.

Gold and silver-bearing garnet-magnetite skarn was identified 500 m south of the historic workings in a strongly oxidized recessive weathering horizon.  This mineralized horizon is only partially exposed at the base of a limestone outcrop containing patchy calc-silicate alteration with minor pyrite, pyrrhotite and chalcopyrite.  The exposure is open along strike in both directions.

The quartz vein specimen was collected between the two showings mentioned above. It is comprised of white opaque quartz with trace disseminations of pyrite and limonitic pits.  The siderite samples came from northeast trending, steeply dipping veins about 1 km east of the limestone/intrusive contact. Where exposed, these veins are up to 30 cm wide and consist of dark brown crystalline siderite and white to tan calcite with minor limonite and galena.

While only a small portion of the exploration target has been inspected to date, HAWKEYE is encouraged because the types of mineralization discovered are common in distal parts of CRD systems. Exploration is continuing on the property and the first phase is expected to be concluded in mid December 2004.

Samples described above were collected under the supervision of Mr. Bill Wengzynowski P.ENG., and analyzed at ALS Chemex Labs of North Vancouver. Mr. Wengzynowski is also the Company’s project Geological Engineer and qualified person (QP) in accordance with Canadian Securities Association (CSA) National Instrument (NI) 43-101.

Almaden is encouraged by these results and believes them to be consistent with that of a mineralised intrusive related environment that has potential to host significant Au-Ag-Cu-Zn-Pb skarn and carbonate replacement type deposits.

Almaden currently has thirteen active joint venture projects including nine in which a partner is earning an interest in an Almaden property through spending, and a regional exploration joint venture with BHP Billiton World Exploration Inc. (BHPB) to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.